The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

February 8, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re:	YouneeqAI Technical Services, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 25, 2024
File No. 333-271798

Dear Ms. Ishmukhamedova:

This letter is submitted by legal counsel to YouneeqAI Technical Services, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated February 6, 2024 relating to the Registration Statement on Form S-1/A submitted to the Commission on January 25, 2024 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 4.

Amendment No. 3 to Form S-1 filed January 25, 2024

Executive and directors compensation, page 59

1.	Please update your disclosure regarding the compensation of your directors and officers for the year ended December 31, 2023. Refer to Item 402(m) of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

ANSWER: We have updated the compensation tables to include the year ended December 31, 2023.

In addition, per your voicemail, we have resubmitted newly processed exhibits with this filing.

******

We hope that the foregoing has been responsive to the Staff’s comments. If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Christen Lambert, counsel to the Company, at (919) 473-9130.

Sincerely,

/s/ Christen Lambert

Christen Lambert